NEWS RELEASE June 20, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

ALMADEN AGREES TO SELL A PORTION OF ITS BEANSTALK CAPITAL SHAREHOLDINGS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) has reached an agreement in principle with several proposed purchasers to assign and sell up to an aggregate of 8.25 million of the 37 million common shares of Beanstalk Capital Inc. (“Beanstalk”) to be received by the Company upon appropriate regulatory approval for the sale of the Elk gold deposit as outlined in the Company’s News Release of February 16, 2011. The sale and assignment will be at $0.355 per share. This transaction shows the ability of the Company to monetise assets created through its exploration and development business model. The sale will add to the Company’s cash balance while at the same time reducing the Company’s holdings in Beanstalk to a level at which it would no longer be necessary to consolidate the financial reporting of Beanstalk with that of the Company.

Chairman of Almaden J. Duane Poliquin stated, “This sale adds to Almaden’s substantial working capital for an exploration company. While we retain a significant interest in the Elk deposit through the equity holdings of Beanstalk and an outright 2% NSR royalty, we have now added over C$2.9 Million cash to our treasury without dilution to shareholders. We intend to use the proceeds of this sale for our on-going exploration efforts most notably our Ixtaca drilling program in Mexico.”

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D. P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.